UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)

                              Spectra-Physics, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   847568 10 2
                           -------------------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                  June 20, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
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


-------------------------------------------------------------------------------
                            NAME OF REPORTING PERSON
                            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             1              Thermo Electron Corporation
                            IRS No. 04-2209186
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             2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                            GROUP*
                                                                       (a) [   ]
                                                                       (b) [ x ]
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             3              SEC USE ONLY
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             4              SOURCE OF FUNDS*

                            OO and WC
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             5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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             6              CITIZENSHIP OR PLACE OF ORGANIZATION


                            State of Delaware
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 NUMBER OF SHARES     7     SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH             13,333,000
 REPORTING PERSON
       WITH
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                      8     SHARED VOTING POWER


                            0
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                            SOLE DISPOSITIVE POWER

                      9
                            13,333,000
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                      10    SHARED DISPOSITIVE POWER


                            0
--------------------------------------------------------------------------------

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            11              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                            REPORTING PERSON

                            13,333,000
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            12              CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                            EXCLUDES CERTAIN SHARES*                       [   ]
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            13              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                            79.8%
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            14              TYPE OF REPORTING PERSON *

                            CO
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




     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share, of Spectra-Physics, Inc. (the "Issuer"), as set forth below.

Item 2.  Identity and Background

     Item 2 is hereby amended and restated to read as follows:

     This  Amendment  is  being  filed  by  Thermo  Electron   Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect the change of information previously reported under Items 3, 4, and 5 of the initial Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment directly and through one or more wholly-owned subsidiaries. As of the date of this Amendment, 13,000,000 Shares were held by Spectra-Physics AB, which is a wholly-owned subsidiary of the Reporting Person, and 333,000 were held directly by the Reporting Person.

     The Reporting Person develops, manufactures and markets technology-based instruments, components and systems serving multiple markets, including, without limitation, life sciences, telecommunications and food, drug and beverage production. The Reporting Person also develops, manufactures and markets diagnostic and monitoring products serving the healthcare industry as well as systems, equipment and accessories for the paper-making and paper recycling industries.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

     Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.      Source and Amount of Funds or Other Consideration.

     Item 3 is hereby amended and restated in its entirety as follows:

     Of the 13,333,000 Shares of the Issuer that are subject of this Schedule 13D, 333,000 Shares were acquired directly by the Reporting Person for cash on the open market at a price per share of $17.67 using working capital. The Reporting Person acquired 13,000,000 Shares indirectly as a result of its acquisition of Spectra-Physics AB in 1999, as described in Item 4 below.

Item 4.      Purpose of Transaction

     Item 4 is hereby amended and restated in its entirety as follows:

     On February 22, 1999, Thermo Instrument Systems Inc. ("Thermo Instrument"), a subsidiary of the Reporting Person, concluded a tender offer for all of the outstanding shares of Spectra-Physics AB, a publicly traded company with its shares listed on the Stockholm Stock Exchange and the parent company of the Issuer. As of such date, Thermo Instrument had purchased and received acceptances for approximately 17.3 million, or approximately 98 percent, of all of the outstanding Spectra-Physics AB shares. Subsequent to February 22, 1999, Thermo Instrument acquired the remaining outstanding shares under the compulsory acquisition rules applicable to Swedish companies.

     As a consequence of Thermo Instrument's acquisition of the outstanding shares of Spectra-Physics AB, the Reporting Person has become the ultimate beneficial owner of all of the Shares of the Issuer owned by Spectra-Physics AB. On June 20, 2001, the Reporting Person acquired 333,000 Shares of the Issuer directly on the open market in one transaction. The Reporting Person acquired these Shares because it believed the acquisition represented an attractive opportunity to acquire a significant number of Shares at an acceptable price.

     The Reporting Person has no present plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer, or any material changes in the Issuer's capitalization, dividend policy, corporate structure, business or the composition of its board of directors, although the Reporting Person does not rule out the possibility of effecting or seeking to effect such actions in the future. The Reporting Person intends to continue to cause a majority of the members of the Issuer's board of directors to consist of the Reporting Person's designees. From time to time, the Reporting Person has loaned, and may continue to loan, money to the Issuer in such a manner and in such amounts as it and the Issuer determine to be appropriate.

     The Reporting Person has no present plans or proposals to make additional purchases or sales of Shares or other securities of the Issuer, although the Reporting Person does not rule out the possibility of effecting or seeking to effect such actions in the future in such manner and in such amounts as it determines to be appropriate.

     Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer's securities, other opportunities available to the Reporting Person and general market and economic conditions.

Item 5.      Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) The 13,333,000 Shares beneficially owned by the Reporting Person consist of 13,000,000 Shares owned by Spectra-Physics AB and 333,000 Shares owned directly by the Reporting Person, and represent approximately 79.8% of the outstanding Shares. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

     (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

     (c) On June 20, 2001, the Reporting Person acquired 333,000 Shares for cash on the open market at a price per share of $17.67. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares during the past 60 days.

     (d) Not applicable.


     (e) Not applicable.

                                    Signature

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.



Date: June 22, 2001                     THERMO ELECTRON CORPORATION



                                        By:  /s/ Kenneth J. Apicerno
                                             ------------------------------
                                             Kenneth J. Apicerno
                                             Treasurer

      Appendix A is hereby amended and restated in its entirety as follows:


                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

      Samuel W. Bodman, III:                           Director, Thermo Electron
      ----------------------

     Dr. Bodman was formerly the Chairman of the Board and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials.

      Peter O. Crisp:                                  Director, Thermo Electron
      ---------------

     Mr. Crisp was, until September 1997, a General Partner of Venrock Associates, a venture capital investment firm.

      Frank Jungers:                                   Director, Thermo Electron
      --------------

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, PMB 242, Portland, Oregon 97229.

      Jim P. Manzi:                                    Director, Thermo Electron
      ------------

     Mr. Manzi is a private entrepreneur involved in a number of technology start-up ventures primarily related to the Internet.

      Robert A. McCabe:                                Director, Thermo Electron
      -----------------

     Mr. McCabe is the President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

      Robert W. O'Leary:                               Director, Thermo Electron
      ------------------

     Mr. O'Leary is a consultant on healthcare matters and, until October 2000, was the President and Chief Executive Officer of PacifiCare Health Systems, Inc., a managed health service corporation.

      Hutham S. Olayan:                                Director, Thermo Electron
      -----------------

     Ms. Olayan is the President and a director of Olayan America Corporation and the President of Competrol Real Estate Limited, firms engagement in advisory services and private real estate investments. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022.


      Richard F. Syron:                                Director, Chairman of the Board
      -----------------                                and Chief Executive Officer, Thermo
                                                       Electron

      Marijn E. Dekkers:                               Director, President and Chief
      ------------------                               Operating Officer, Thermo Electron

      Mr. Dekkers is a citizen of The Netherlands.

      Guy Broadbent:                                   Vice President, Thermo Electron; President,
      --------------                                   Optical Technologies

      Mr. Broadbent is a citizen of the United Kingdom.

      Barry S. Howe:                                   Vice President, Thermo Electron;
      --------------                                   President, Measurement and Control

      Colin Maddix:                                    Vice President, Thermo Electron;
      ------------                                     President, Life Sciences

      Seth H. Hoogasian:                               Vice President and General Counsel,
      ------------------                               Thermo Electron

      Theo Melas-Kyriazi:                              Vice President and Chief
      -------------------                              Financial Officer, Thermo Electron

      Mr. Melas-Kyriazi is a citizen of Greece.

      Peter E. Hornstra:                               Corporate Controller and Chief
      ------------------                               Accounting Officer, Thermo Electron
